Calculation of Filing Fee Tables
Table 1: Transaction Valuation
		Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be Paid
Fees Previously Paid	1	$ 1,200,000.00		$ 0.00
	Total Transaction Valuation:	$ 1,200,000.00
	Total Fees Due for Filing:			$ 0.00
	Total Fees Previously Paid:			$ 0.00
	Total Fee Offsets:			$ 183.72
	Net Fee Due:			$ 0.00
Offering Note
[1]	Estimated for purposes of calculating the amount of the filing fee only. The amount is based upon the offer to purchase up to 9,575 Units (approximately 5.00% of the net assets of the Fund as of March 31, 2025) based on a net asset value per Unit as of close of business on March 31, 2025 of $115.46. Issuer is a feeder fund in a master-feeder structure and invests substantially all of its assets in Destiny Alternative Fund LLC (the "Master Fund"). All Units repurchased from investors of the Issuer by the Issuer, if any, will have corresponding repurchases of limited liability company interests of the Master Fund from the Issuer. The Master Fund pays tender offer registration fees for its corresponding tender offer, which is also subject to Rule 13e-4. Issuer avails itself of SEC staff no-action relief applicable to feeder funds for fees on shares they offer to repurchase from the public. See Ironwood Multi-Strategy Fund LLC and Ironwood Institutional Multi-Strategy Fund LLC, SEC No-Action Letter (pub. avail. April 19, 2017).

Table 2: Fee Offset Claims and Sources	☐Not Applicable
		Registrant or Filer Name	Form or Filing Type	File Number	Initial Filing Date	Filing Date	Fee Offset Claimed	Fee Paid with Fee Offset Source
Fee Offset Claims	1		Schedule TO	005-93827	05/30/2025		$ 183.72
Fee Offset Sources		Destiny Alternative Fund LLC	Schedule TO	005-93827		05/30/2025		$ 275.58
Offset Note
[1]	Destiny Alternative Fund (TEI) LLC